551 Fifth Avenue • Suite 300 New York, NY 10176 Telephone: 212-297-9871 Facsimile: 866.422.0963 e-mail: jim.lusk@abm.com James S. Lusk Executive Vice President and Chief Financial Officer
January 15, 2010
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Jessica Barberish, Assistant Chief Accountant

RE:	ABM Industries Incorporated
Form 10-K for the year ended October 31, 2008
Filed on December 22, 2008
File No. 001-08929
Ladies and Gentlemen:
On behalf of ABM Industries Incorporated (the “Company”, “ABM”, “we” or “our”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission in a letter dated December 3, 2009 with respect to the above-referenced filing. All references to years made in the responses are based on the Company’s fiscal year that ends on October 31 and all references to the Company’s Form 10-K refer to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2008, filed on December 22, 2008. For your convenience, our responses are keyed to the comments in the Staff’s letter.
FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2008
Financial Statements and Notes
Note 1 — Basis of Presentation and Summary of Significant Accounting Policies, page 43
Allowance For Doubtful Accounts, page 44
1.
Your response to comment two indicates that the $6.1 million increase in your allowance for doubtful accounts relates to the receivable balance associated with the OneSource acquisition. However we further note that only 48.7% of the increase in receivables greater than 90 days past due was related to services provided by OneSource. Given that an additional $12 million in gross accounts receivable over 90 days past due was attributed to new business and expansion to existing customers, please tell us how you determined the adequacy of your allowance for doubtful accounts.

Response:
The adequacy of our allowance for doubtful accounts as of October 31, 2008 was determined by applying our normal process and controls in connection with our analysis of the recoverability of our accounts receivable portfolio. Our analysis of significant delinquent accounts (including accounts associated with customers in bankruptcy) resulted in our assessment of reserve requirements of $3.8 million. Our reserve requirements related to bad debts and sales allowances for the remainder of our receivable portfolio were $8.7 million, approximating 1.5% of our accounts receivable. The bad debt and sales allowance reserves were determined based upon (i) the application of historical average loss rates, and (ii) consideration of known or expected trends (including post-balance sheet experience). Our consideration of known or expected trends did not indicate that future losses would be significantly in excess of historical averages. We did not believe that the increase in accounts receivable older than 90 days was an indication that historical rates of credit losses were no longer reflective of expected future credit losses, since it is not uncommon for our clients to pay us later than 90 days. Further, we believe that our allowance for doubtful accounts as of October 31, 2008 was adequate because: (i) the percentage of accounts receivable over 180 days past due remained consistent (3% and 2% as of October 31, 2008 and 2007, respectively); (ii) our reserves as a percentage of receivables older than 90 days remained consistent (26% and 27% as of October 31, 2008 and 2007, respectively); and (iii) days sales outstanding remained relatively consistent (49 days and 47 days as of October 31, 2008 and 2007, respectively). We further inform the staff that our actual bad debt and sales allowance experience in 2009 was consistent with our expected trends.
Note 2 — Insurance, page 48
2.
We considered your response to comment three. Additionally, we note in your Form 10-Q for the nine months ended July 31, 2009, that your insurance reserve increased by $3.5 million. Please clarify the circumstances that resulted in an increase in your insurance reserve in 2009 which were not present during fiscal year 2008 and expand your discussion of the reason for the change in the trend in future filings.

Response:
During 2008, favorable developments in the claims management process as well as the effects of favorable legislation enacted before 2008 in certain states continued to be observed. Specifically, the Company also continued to experience the favorable impact of prior workers’ compensation reforms in California. Prior to the reforms of 2003 and 2004, the California workers’ compensation system was characterized by high insurance rates to employers and variability in benefits to injured workers. To address rising costs, a series of reforms was passed by the California Legislature. The reforms focused on, among other things, revising medical fee schedules, improving quality of care, encouraging medical utilization review, capping temporary disability benefits, and reducing the number and size of permanent disability awards. Following the implementation of reforms, from 2004 to 2008, the industry workers’ compensation claims cost benchmark was reduced by 65%. The reforms not only favorably affected claims incurred after 2004, but also favorably affected certain claims open at the time the reforms were enacted. Accordingly, as benefits of the reforms became more readily evident in the Company’s paid and reported loss experience during 2008, estimates of the cost of settling these older claims were reduced in 2008. Reduced claim costs, which the Company believes were driven by the continuing effects of California workers’ compensation reform and internal loss control efforts, were observed during 2008 in both the Company’s general liability and workers’ compensation program claims in 2008. The Company also observed reduced claim costs in its general liability program due to internal loss control efforts and better-than-expected loss emergence. After analyzing the historical loss development patterns, comparing the loss development against benchmarks, and applying actuarial projection methods, in 2008 the Company lowered its expected losses for prior year claims, which resulted in a reduction in the related self-insurance reserves of $22.8 million.
During the nine months ended July 31, 2009, the favorable trends observed during 2008 were no longer continuing and the Company observed unfavorable loss experience in several of its programs. Specifically, the Company noticed the effects of (i) unfavorable developments (primarily affecting workers compensation in California and other states where we have a significant presence), (ii) certain case law decisions during 2009 resulting in a more favorable atmosphere for injured workers regarding their disability rating (allowing for the rebuttal of permanent disability ratings) in California, and (iii) existing claims in California being revised to add additional medical conditions to the original claims, resulting in additional discovery costs and likely higher medical and indemnity costs. We understand from discussions with our third-party administrator that these trends also affected other companies with concentrations similar to ours. Further, during 2009, certain general liability claims related to older policy years experienced losses significantly higher than were previously estimated. After analyzing the historical loss development patterns, comparing the loss development against benchmarks, and applying actuarial projection methods, the Company increased the expected losses for prior year claims, which resulted in an increase in the related self-insurance reserves of $3.5 million being recorded in Q3 2009.
We have expanded our disclosure regarding the factors that resulted in the change in trends between 2008 and 2009 in our Form 10-K for the year ended October 31, 2009 (filed December 22, 2009). In future filings, we will continue to expand our discussion of significant changes in self insurance trends and the resulting impact on our self insurance reserves.
Note 8 — Other Commitments, pages 53-54
3.
We considered your response to comment four. Specifically we note your references to ASC 605-25 and ASC 840-20-25-1 related to multiple-element revenue arrangements and operating leases, respectively, and we question the applicability of those references to your accounting for these costs. We have the following additional comments:

•
We note your reference to paragraph 31 of CON 6 which states that rights to receive services in future periods can be assets. Describe how you determined that the transition costs represent rights to receive future services as it appears that the transition services were performed at the beginning of the contract period. In this regard, also tell us how you considered paragraph 147 of CON 6 related to expense recognition.

•	Tell us what portion of your total deferred expense relates to transition services as of October 31, 2007.
•	Please advise us of how the cancelled services will be executed going forward.
Response:
We determined that the transition costs represented rights to receive future services because the Company’s legally-enforceable rights under a firmly—committed executory contract obligated IBM to provide the related outsourced IT services in the future. Although the transition services were performed at the beginning of the contract period, those services were expected to benefit the Company throughout the contract period because the continuing services could not have been received without the up-front transition services.
We believe that our deferral of the transition costs is supported by paragraph 147 of CON 6 since “...expenses...can be related to a period on the basis of transactions or events occurring in that period or by allocation” and the deferral was necessary to achieve a “systematic and rational allocation” of the transition costs over the time pattern of expected benefits. We do not believe that expensing the transition costs on a cash basis was representative of the expected period of benefit.
The total deferred expense relating to transition services as of October 31, 2007 was $4.1 million.
The cancelled services will be executed internally by the Company’s IT department personnel on a go forward basis.
Note 13 — Discontinued Operations, pages 61-62
4.
We note in your response to comment six that you did not place any weight on the informal offer and other discussions with third parties concerning the potential sale of the Lighting reporting unit when estimating fair value as of October 31, 2007. We also note that you sold the reporting unit in 2008 for less than the carrying value. Please tell us the amount of the informal offer relative to the carrying value of the reporting unit. To the extent that your informal offer was less than the carrying value of the reporting unit, explain why this offer was not considered when estimating the fair value. Tell us how your assessment of the potential buyer’s ability to raise an appropriate amount of financing impacts your consideration of this offer when estimating fair value.

Response:
During the fourth quarter of 2007, we received one informal offer for the substantial sale of our Lighting reporting unit, which indicated that the value implied from the offer would equal the carrying value. Certain preliminary correspondence from the counterparty related to the offer implied a fair value of the Lighting reporting unit of $78.6 million (more than 95% of Lighting’s carrying value at the impairment test date). We believe that the counterparty based its preliminary offer on the assumption that the carrying value of the Lighting reporting unit was $78.6 million (based upon a balance sheet given to them prior to October 31, 2007).
The counterparty operated a much smaller lighting business and wished to expand its footprint into a national platform. The non-binding offer was contingent upon its ability to raise significant equity and to secure debt to finance the acquisition. Additionally, the offer assumed that ABM would retain a 20% ownership interest in the Lighting reporting unit. Since we did not believe that the counterparty would be able to secure adequate financing to close the transaction, we did not believe it was a credible offer by a market participant. Accordingly, we did not believe that the informal offer was a reliable indication of fair value and we did not place any weight on the informal offer when estimating the fair value of the Lighting reporting unit as of October 31, 2007.
We do not believe that the goodwill related to our Lighting reporting unit was impaired as of October 31, 2007. However, after considering the Staff’s comments, if the fair value of a reporting unit as of the date of our most recent impairment test is not substantially in excess of its carrying amount in the future, we will provide such enhanced disclosures in future filings.
5.
We further note in your response to comment six that you estimated the fair value of the Lighting reporting unit as of October 31, 2007 using a discounted cash flow model. We have the following follow up comments related to the assumptions used in the model:

•
Provide your basis for assuming an increase in revenue growth from (0.2)% in 2008 to 7% in 2009 through 2018, particularly given a history of declining revenues. Address your consideration of the informal offer received and the current economic conditions.

•
Describe your basis for assuming that Cost of Goods Sold, Selling and Marketing and G&A expenses as a percentage of revenues will decrease from 2008 despite an assumed increase in revenues. Tell us the main drivers of your expense reductions as a percentage of revenues and how you intend to sustain them.

•	Tell us your basis for assuming a 4% terminal year growth factor in order to normalize your debt-free cash flow into perpetuity.

Response:
Revenue
For the period from 2004 to 2005 revenues increased 3.7% from $112.1 million to $116.2 million. Thereafter, revenues decreased 1.5% to $114.5 million in 2006 and decreased further by 0.2% to $114 million in 2007. Sales for the historical periods mentioned decreased primarily due to decreased project-based business and lost service contracts, partially attributable to the effect of the National Energy Act, enacted in August 2005. The National Energy Act contained certain provisions, including an allowance for certain energy improvements completed by commercial customers during 2006 and 2007, which were eligible for certain tax deductions. As a result, potential customers re-evaluated their lighting services in light of the new National Energy Act, which the Company believes resulted in a longer than normal decision making process that temporarily delayed purchases.
Revenue was estimated to increase from $114.0 million in 2008 to $224.3 million in 2018. On a year-over-year basis, revenue growth was expected to decline (0.2)% in 2008 and increase 7.0% annually for the period from 2009 through 2018. As of October 31, 2007, it was expected that the Lighting reporting unit would continue to diversify its traditional retrofitting business into the higher margin project-based business by marketing its lighting solutions to customers based on cost savings that can be realized through energy efficient fixtures. It was expected that resulting energy savings realized by the customer from the installation of energy efficient fixtures would partially or entirely offset the amounts paid for such services. This expectation was based upon the then-current energy crisis in the U.S., especially in California. It was estimated that these expectations would have a substantial positive impact on revenues for five years. Additionally, the sales initiative was further supported by The Energy Policy Act of 2005, which was anticipated to provide rebates and tax benefits to companies operating in energy-conscious environments. However, it was believed that the lack of clarification surrounding the actual tax benefits and rebates had delayed the purchasing decisions of customers by up to six months during 2008. The expected improvements in revenue over the period from 2009 through 2018 was also supported by the then-current revenue pipeline and backlog for lighting services of approximately $94 million and $52 million, respectively, as of October 31, 2007.
Cost of Goods Sold (COGS)
COGS as a percentage of revenue, was estimated to decline from 74.8% in 2008 to 73.8% in 2009, before decreasing over the period of projection to 72.7% in 2020. As discussed above, the Lighting reporting unit was expected to diversify and transition its service portfolio to include project-based solutions that would yield higher margins as compared to its traditional maintenance business. Specifically, it was expected that Lighting reporting unit would be able to increase prices to its customers for project-based solutions on the basis that those higher prices would subsequently be partially or entirely offset by lower future energy costs by the customer. In addition, it was expected that the Lighting reporting unit would continue to restructure its organization to better align Lighting personnel with their positions. Furthermore, the Lighting reporting unit was expected to continue to achieve labor efficiency improvements from enhanced technology platforms that address global positioning systems, dispatching and time management.

Selling and Marketing as a percentage of revenue was estimated to decrease over the estimation period from 5.1% in 2008 to 2.5% in 2020. The expected decrease in selling and marketing was related to the expectation that the Lighting reporting unit would continue to diversify and transition its traditional retrofitting business into a project-based business, as noted above. This transition from a maintenance-based to a project-based business was expected to result in the future elimination of approximately 22 management and sales positions since a project-based business requires fewer managers and sales representatives.
General and Administrative expenses as a percentage of revenue was projected to decline over the estimation period from 17.0% in 2008 to 9.5% in 2020. The projected decline reflected our expectations that: (i) revenues would increase over the estimation period with minimal increase in related overhead costs since the overhead cost structure of the Lighting reporting unit was relatively fixed; (ii) management positions would be eliminated as a result of the transition from a maintenance-based to a project-based business discussed above; and (iii) the planned consolidation and centralization of the Lighting back office process that included billing and collections, accounts payable and payroll would reduce overhead.
Terminal Year Growth Factor
The debt-free cash flows estimated in the discounted cash flow analysis was normalized into perpetuity based on a terminal year growth factor of 4%. The terminal growth rate was based on (i) published historical and projected long-term industry growth rates; (ii) overall real GDP growth in the US; and (iii) projected performance leading up to the terminal period.
6.
We note that your response to comment seven indicates that the fair values of each of the remaining reporting units were substantially in excess of their respective carrying values. However, we also note that the sum of the reporting units’ fair values is significantly in excess of your market capitalization at that time. Please tell us what consideration you gave to this significant difference in evaluating the reasonableness of the underlying fair values of your reporting units and provide us with the reasons for the difference. This may be an indication that your cash flow models have not fully considered the risk associated with those cash flows. Please tell us the methods you used to determine the fair values, the key assumptions used for each reporting unit, and your basis for those assumptions. Also tell us if you utilized one scenario or multiple probability weighted scenarios in your cash flow analyses.

Response:
We note that the sum of our reporting units’ fair values was in excess of our market capitalization at August 1, 2008. The excess is primarily attributed to the present value of certain unallocated corporate expenses, outstanding debt of $285 million as of October 31, 2008 and an implied control premium, as noted in the reconciliation below:

	Fair Value -	Fair Value -
	Low	High
	(in Thousands)

Fair value of Invested Capital:

Janitorial	$1,439,000	$1,599,000
Parking	214,000	235,000
Security	132,000	153,000
Engineering	170,000	186,000

Total of reporting units	1,955,000	2,173,000
Lighting (A)	72,000	72,000
Corporate (B)	(510,000)	(570,000)

Total ABM	1,517,000	1,675,000

Market Capitalization

Shares outstanding	50,756	50,756
Actual stock price	$24.24	$24.24

Actual market value of Equity	1,230,325	1,230,325
Control premium (C)	0.136%	12.98%

Actual market value of Equity — controlling interest basis	1,232,000	1,390,000
Plus :Debt Outstanding	285,000	285,000

Market value of total invested capital — controlling interest basis	1,517,000	1,675,000

(A)
As of the valuation date of August 1, 2008, the Lighting division was in negotiations with Sylvania Lighting Services Corp to purchase substantially all of its assets (final sale closed on October 31, 2008). Based on negotiations at the time, the Company believed that the selling price would approximate book value. Accordingly, the value of the Lighting division as of August 1, 2008 was based on the assumption that the book value of the Lighting division equaled its market value.

(B)
Certain corporate expenses (e.g., CEO, Finance, Information Technology, Legal and Human Resource departments) are not allocated to our reporting units when performing the Step 1 of SFAS 142 impairment testing. Such unallocated expenses approximate $75 million annually.

(C)
The market capitalization was adjusted by an implied control premium ranging from 0.136% to 12.98% in order to reconcile the fair value of invested capital to the market capitalization as of August 1, 2008. Based on industry research, this implied range of control premium was not unreasonable given transactions that resulted in control of an acquired entity as of August 1, 2008 had an average premium of 15% to 20%.

The estimated fair values of the Janitorial, Parking and Engineering reporting units were based on discounted cash flow and market approach models. To determine the value of the business enterprise for the Janitorial, Parking and Engineering reporting units, the discounted cash flow model and market approach model were weighted. The income approach was determined to be more reliable in determining the value of the business enterprise, in part, because of the volatility in the markets at that time. Accordingly, in estimating the fair value range of the Janitorial, Parking and Engineering reporting units, a 67% and 33% weighting was applied to the indicated values from the discounted cash flow model and market approach model, respectively.
In applying the discounted cash flow model, a single (most likely) scenario anticipated future after-tax debt-free cash flows available to investors was estimated for a finite period of years. The debt-free cash flow was defined as tax-affected earnings before interest, plus depreciation, amortization and other non-cash operating expenses, less capital required to maintain the existing productive capacity as well as provide for the future growth of the business. Capital required included anticipated capital expenditures, increases in working capital and other projected uses of funds. The after-tax debt-free cash flows available to investors and the terminal value were then discounted to present value to derive an indication of value of the business enterprise for the Janitorial, Parking and Engineering reporting units.
In applying the market approach, companies that were considered comparable to the Janitorial, Parking and Engineering reporting units were selected as guideline companies. Using the guideline companies, ranges of fair value were estimated by applying a range of market multiples (excluding cash) to the last twelve months revenues, 2008 and 2009 estimated revenues, 2008 and 2009 estimated EBITDA and EBIT. In addition, control premiums ranging from 15% to 20% were applied to the market value of equity of the guideline companies so that multiples were on a control bases. Market multiples were selected by benchmarking the reporting unit’s profitability and risk factors against the guideline companies.
The estimated fair value of the Security reporting unit was based upon a discounted cash flow model, using assumptions consistent with those noted above. A market approach was not used for the Security reporting unit as no comparable guideline companies were identified that we believed might be suitable for use in the market approach.
Note 20 — Subsequent Event, page 65
7.
We considered your response to comment eight and note your reference to ASC 450-30-25-1 with respect to accounting for gain contingencies. The recognition guidance in ASC 450-30-25-1 was interpreted in EITF 01-10 which makes a distinction between the recognition of (a) gain contingencies related to the recovery of contingent loss where the recovery is less than or equal to the contingent loss and (b) recoveries in excess of the related contingent loss or gain contingencies not related to the recovery of a contingent loss. Please tell us how you considered this interpretation in your analysis.

Response:
In 2005, we filed an arbitration claim against a third party claims administrator for damages related to mismanagement of claims that had been previously expensed by us. The settlement represented “the recovery of a loss recognized in the financial statements” (per paragraph 16 of EITF 01-10), and accordingly was recognized when realization became probable. Realization became probable upon settlement in November 2008, since prior to that time, there was no assurance that a settlement would be reached. We further note that the settlement was resolved in January 2009 upon cash receipt.
On behalf of the Company, the undersigned hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Securities and Exchange Commission;
•
Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to any of the information in this letter, you can telephone me at 212-297-9781. My fax number is 866-422-0963.

Very truly yours,

/s/ James Lusk James Lusk Executive Vice President & Chief Financial Officer